Continental AG and DaimlerChrysler AG Close Major Deal on Truck Tire Deliveries

Hannover, May 12, 2004. Continental AG, Hannover, Germany, and DaimlerChrysler AG, Stuttgart, Germany, have signed an agreement on the original equipment delivery of commercial vehicle tires in the 2005 to 2007 time span. With the scope of the deliveries contracted, Continental becomes a volume-production commercial-vehicle-tire supplier to DaimlerChrysler. The agreement contains an option for 2008. Continental will equip the light to heavy trucks in the Atego, Axor, Actros and Econic model ranges with17.5" to 24" tires.

"This agreement represents a significant expansion of our position in the OE sector," says Dr. Hans-Joachim Nikolin, Continental AG Executive Board member in charge of the Commercial Vehicle Tire division. "DaimlerChrysler thus becomes one of Continental's major OE customers." As reasons for the decision Dr. Nikolin cited, in addition to brand and product acceptance, delivery reliability and service performance.

"This affirms our unrelenting efforts at being a reliable business partner for DaimlerChrysler," declares Heinrich Schmitz-Horsch, key account manager at Continental Commercial Vehicle Tires. Continental advances here to volume-production supplier in Europe for the world's largest commercial vehicle manufacturer.

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Continental, an original equipment supplier on a worldwide scale, has widened its share of the market, among other things by nailing down orders from key European customers. In Europe the German tire supplier has a secure hold on the no. 2 spot in the ranks of truck original equipment suppliers. In the case of DaimlerChrysler it delivers tires for regional and long-distance transport as well as for city transit and construction (LSR/LDR, LSR1/LDR1, HSR/HDR, HSL/HDL, HSR1, HSU1, HSC). The tires are produced at plants in Hannover-Stöcken in Germany, Otrokovice in the Czech Republic und Puchov in Slovakia.

The Continental Corporation is a leading supplier of braking systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realised sales of EUR11.5 billion with a workforce of around 69,000.

Hannes Boekhoff
Head of Corporate Press
Phone: +49 (0)511 938-1278
Fax: +49 (0)511 938-1055
E-Mail: prkonzern@conti.de

Lars Döhmann
Head of Press Commercial Vehicle Tires
Phone: +49 (0)511 938-2370
Fax: +49 (0)511 938-2462
E-Mail: lars.doehmann@conti.de

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